08030932

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-53735

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mail Processing Section
FEB 29 2008
Washington, DC
101

Official Use Only

FIRM ID. NO.

McColl Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

PROCESSED
APR 03 2008
THOMSON FINANCIAL

100 North Tryon Street, Suite 5400
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Ryan (704) 333-0528
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Dixon Hughes PLLC

6525 Morrison Blvd.	Charlotte	NC	28211
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Patrick J. Ryan, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of McColl Partners, LLC as of December 31, 2007, are true and correct. I further or affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]

[signature]
Notary Public
Katherine Whetstone
My commission expires: Feb. 8, 2012

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Operations
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [ ] (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

McColl Partners, LLC
(a wholly-owned subsidiary of The McColl Group LLC)

Statements of Financial Condition

December 31, 2007 and 2006

(Confidential Treatment Requested)

DIXON HUGHES PLLC

Certified Public Accountants and Advisors

Table of Contents

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
McColl Partners, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of McColl Partners, LLC, (the "Company") as of December 31, 2007 and 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of McColl Partners, LLC as of December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Charlotte, North Carolina
February 27, 2008

6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Statements of Financial Condition
December 31, 2007 and 2006
(Confidential Treatment Requested)

Assets

	2007	**2006**
Cash	$ 389,108	$ 3,187,198
Short - term investments	6,700,000	8,925,000
Accounts receivable, net of allowance for doubtful accounts	495,859	205,870
Equity securities owned, at fair value	144,269	501,533
Prepaid expenses	82,559	75,769
Property and equipment, net of accumulated depreciation	498,849	463,819
Total assets	$ 8,310,644	$13,359,189

Liabilities and Member's Equity

Compensation payable	$ 3,001,500	$ 2,220,550
Deferred revenue	494,500	434,501
Accounts payable and other liabilities	440,456	328,922
Total liabilities	3,936,456	2,983,973
Member's equity	4,374,188	10,375,216
Total liabilities and member's equity	$ 8,310,644	$13,359,189

The accompanying notes are an integral part of these financial statements.

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Notes to Financial Statements
December 31, 2007 and 2006

1. **Description of Organization**

McColl Partners, LLC (the "Company"), a wholly-owned subsidiary of The McColl Group LLC (the "Parent"), was formed as a North Carolina limited liability company on May 25, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also a registered investment adviser with the North Carolina Securities Division.

The Company offers investment banking advisory services to private and public clients in connection with mergers and acquisitions, private capital raises and valuation assignments. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. **Summary of Significant Accounting Policies**

Cash – The Company considers all highly liquid investments with an original maturity of three months or less at date of purchase to be cash equivalents. Deposit balances in a single financial institution in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation. The Company has not experienced losses in such deposit accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts receivable – Accounts receivable, net of allowance for doubtful accounts, includes amounts billed and receivable from clients in connection with investment banking advisory services rendered, including related reimbursable out-of-pocket expenses. Unbilled reimbursable out-of-pocket expenses were $107,402 and $28,344 at December 31, 2007 and 2006, respectively. The allowance for doubtful accounts was $191,033 and $184,262 at December 31, 2007 and 2006, respectively. Credit is extended based on evaluation of the customer's financial condition and, generally, collateral is not required. The Company provides an allowance for doubtful collections that is based upon a review of outstanding receivables.

Short-term Investments – Short-term investments include mutual funds, North Carolina issues held under Variable Rate Demand Obligations ("VRDO"s), and R-Floats instruments, which are classified as trading securities. The bonds are traded at par value, interest is reset weekly and the instruments provide seven-day liquidity.

Equity securities owned – Equity securities owned may include both marketable securities and securities not readily marketable. Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market, that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or that cannot be offered or sold because of other arrangements, restrictions (one year or greater), or conditions applicable to the securities or to the Company.

Marketable securities are recorded at market value, which is estimated using quoted market prices. Securities not readily marketable are recorded at fair value as determined by management using pricing models and other relevant information. Where securities have certain trading restrictions, the Company may apply a discount to the quoted market prices or the estimated fair value. Any gains or losses resulting from changes in market value are reflected in revenue as unrealized gain/loss on equity securities owned.

Property and equipment - Property and equipment is recorded at cost and consists of office equipment purchased and office equipment held under capital leases. Purchased property and equipment is depreciated over the respective lives of the assets. Accumulated depreciation was $304,220 and $182,764 at December 31, 2007 and 2006, respectively.

Deferred revenue – The Company may receive up-front retainer fees in connection with providing investment banking advisory services to its clients. The Company recognizes these up-front fees as income over the estimated life of the services period, generally ten months. Deferred revenue as of December 31, 2007 and December 31, 2006 represents retainer fees paid for advisory services to be rendered in 2008 and 2007, respectively.

Accounts payable and other liabilities - Accounts payable and other liabilities include amounts payable in the ordinary course of business.

Income taxes – The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income of the Company is considered income of the members of The McColl Group LLC and no income tax provision is recorded by the Company.

Management estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Equity Securities Owned

Not readily marketable securities at December 31, 2007 and 2006 include the following:

	2007	2006
Corporate stocks	$ 10,000	$ 10,000
Warrants	134,269	491,533
Total	$144,269	$501,533

4. Commitment and Contingencies

The Company leases its office under an operating lease, which began in November 2005. The lease has an escalating rent clause of 2.5% per year. The lease has a term of 56 months with options to extend the term for successive 24 and 56 month periods.

5. Member's Equity

Member's equity includes one class of membership interest. The Parent owns a 100% interest in the Company. Members of the Parent participate in the investment banking advisory activities of the Company.

6. Defined Contribution Plan

The Company sponsors a 401(k) profit sharing plan. All full time employees over 21 years old with one year of service are eligible. The Company profit sharing contribution is discretionary.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2007, the Company had an excess of net capital of $2,217,116. The Company's ratio of aggregate indebtedness to net capital was 1.59 to 1.

8. Prior Period Adjustment

During 2007 adjustments were made to the Company's 2006 financial statements to accrue for the bonuses paid to Financial Analysts to comply with accounting principles generally accepted in the United States of America. As a result of this change, the 2006 amounts have been restated and compensation payable increased by $445,000, accounts payable and other liabilities increased by $50,625 and beginning retained earnings decreased by $383,916.

END